

Canbras Communications Corp.

Interim Report to Shareholders
Second Quarter 2003

- **Successful debt refinancing of Canbras TVA**
- **Cable subscribers exceed 190,000, up 4% from second quarter of 2002**
- **Internet access subscribers exceed 14,000, up 24% from second quarter of 2002**
- **Revenue down by 6.3% from second quarter of 2002 to reach $15.5 million due to a significant devaluation in the Brazilian real**
- **EBITDA reached $5.0 million in the second quarter of 2003 up from $2.6 million a year ago**

Montreal, Quebec, August 2003: Canbras Communications Corp. (TSX.CBC) ("Canbras" or the "Corporation") has released results for the second quarter ended June 30, 2003.

Renato Ferreira, President and CEO of the Canbras Group, stated, "We are pleased with the performance of the Canbras Group during the second quarter of 2003. While cable subscribers have decreased slightly from the beginning of the year mainly due to inflation-related price increases, internet subscribers have been growing at a strong rate. On the financial side, while revenues decreased by 6.3% from the second quarter of 2002 largely due to the 33% average devaluation of the Brazilian *real* against the Canadian dollar, Canbras was able to grow its EBITDA to $5.0 million from $2.6 million a year ago."

Mr. Ferreira added: "During the second quarter of 2003, Canbras averted a major liquidity crisis by successfully arranging the refinancing of US$18.5 million of bank debt at one of its subsidiaries, Canbras TVA. The US$9.25 million principal repayment due on May 14, 2003 was repaid with the proceeds of a new *reais*-denominated loan facility (together with R$4.0 million of cash on hand), and the final principal repayment due in May 2004 is expected to be repaid at that time by a further draw-down under the *reais*-denominated loan. Borrowings under the new loan facility are being repaid in monthly installments with the final maturity in February 2007. The new *reais*-denominated loan was also based on an agreement with Canbras' partner in Canbras TVA, which should, if business plans are achieved, provide the Canbras Group with access to enough liquidity for it to be able to continue in operation in 2003 and beyond."

Also during the second quarter of 2003, Canbras continued discussions with parties interested in the purchase of the company's broadband communications operations in Brazil. At this time, there can be no assurance regarding the outcome of any such discussions or whether any agreement can be concluded on acceptable terms. If an agreement were to be reached, it could lead the Corporation to record a loss on disposition.

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS FOR Q2 - 2003

This interim management's discussion and analysis of financial condition and results of operations ("MD&A") for the second quarter of 2003 focuses on the consolidated results of the operations and financial situation of Canbras Communications Corp. ("Canbras" or the "Corporation") together with its subsidiaries (collectively, the "Canbras Group") and should be read in conjunction with the Corporation's unaudited consolidated financial statements for such period contained elsewhere herein and with the MD&A for December 31, 2002 included in the Corporation's Annual Report for 2002.

This interim MD&A is intended to assist in the understanding and assessment of significant changes and trends, as well as risks and uncertainties, related to the Canbras Group and the results of operations and financial condition of the Corporation.

Any reference in this interim MD&A to EBITDA means earnings from continuing operations before interest, taxes, depreciation and amortization. EBITDA is a widely used measure of cash operating earnings before financing charges and income taxes. EBITDA does not have any standardized meaning prescribed by generally accepted accounting principles.

Certain sections of this interim MD&A contain forward-looking statements with respect to the Canbras Group. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors which could cause actual results to differ materially from current expectations are discussed below under "Risk Factors" and "Forward-looking statements". Canbras disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information or otherwise.

The Canbras Group's results from continuing operations for the three and six months ended June 30, 2003, consist of broadband communications services in Brazil, including cable television, high-speed Internet access and data services provided in the Greater São Paulo and surrounding coastal areas, cable television services in certain cities in Paraná State, and Internet Service Provider ("ISP") services in the Greater São Paulo and surrounding coastal areas.

OVERVIEW

As of January 1, 2003, the Corporation's functional currency changed from Canadian dollars to Brazilian *reais* (see "Change in Functional Currency" below). All of the Canbras Group's revenues are generated in Brazilian reais. Most costs and expenses are incurred in *reais* with the exception of programming costs which are primarily US dollar denominated, and interest expense on a portion of the indebtedness due to third parties which is US dollar based. All "$" amounts referred to in this MD&A reflect Canadian dollar amounts except as otherwise expressly noted. The following table contains exchange rates for the periods indicated:

	June 30		
	2003	**2002**	**Variation** *Favourable / (unfavourable)*
R$/C$ - at period end	2.13	1.88	(13.3%)
R$/C$ - average for the quarter	2.13	1.60	(33.1%)
R$/C$ - year-to-date average	2.22	1.55	(43.2%)
US$/C$ - at period end	0.74	0.66	12.1%
US$/C$ - average for the quarter	0.72	0.64	12.5%
US$/C$ - year-to-date average	0.69	0.64	7.8%
R$/US$ - at period end	2.87	2.85	(0.7%)
R$/US$ - average for the quarter	2.98	2.50	(19.2%)
R$/US$ - year-to-date average	3.24	2.45	(32.2%)

The table below presents selected operating statistics of the Canbras Group as at June 30:

	2003	2002	Variation
Broadband cable services:			
Homes passed	877,264	860,848	1.9%
Km of activated plant	4,158	4,158 [(1)]	-
Cable television subscribers	190.317	182,948	4.0%
Internet access subscribers	14,446	11,656	23.9%
Premium subscribers	69,963	76,158	(8.1%)
% of activated plant bi-directional	80%	80%	-
Penetration of homes passed	21.7%	21.3%	0.4 percentage points
Year-to-date average gross revenue per subscriber (in *reais*)			
Cable television	54.12	49.19	10.0%
Internet access	66.32	50.36	31.7%

(1) Restated

Change in Functional Currency

As of January 1, 2003, the Corporation's Brazilian subsidiaries were no longer considered to be integrated operations due to the fact that the day-to-day financing of the subsidiaries' operations had become largely independent of the Corporation and accordingly, the subsidiaries are considered to be self-sustaining subsidiaries. The Corporation continues to report the financial results in Canadian dollars, but the functional currency of its foreign subsidiaries has changed from Canadian dollars to Brazilian *reais.* Accordingly, for accounting and financial reporting purposes the Corporation switched the method of translation from the temporal method to the current-rate method. This change in accounting policy was applied prospectively with no restatement of prior year's results. Under the current-rate method, assets and liabilities of the subsidiaries denominated in a foreign functional currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenues and expenses are translated at the average exchange rates prevailing during the period. The resulting unrealized gains or losses are accumulated and reported as a foreign currency translation adjustment in shareholders' equity.

Segmented information

Effective as of January 1, 2003, the Corporation decided that it operated in only one significant segment: Broadband cable services (including cable television, high speed Internet access and data transmission). As a result, it will no longer consider Internet Service Provider (ISP) a separate reportable segment.

Revenues

Revenue for the three months ended June 30, 2003 was $15.5 million, a decrease of $1.0 million or 6.3% compared to the same period last year. This decrease is largely due to a 33% devaluation in the average translation rate of Brazilian *reais* into Canadian dollars relative to the second quarter of 2002. Offsetting this factor were price increases and an increase in cable television subscribers and internet access subscribers. In Brazilian *reais*, revenue for the three months ended June 30, 2003 was R$33.0 million compared to R$26.4 million for the same period last year, an increase of 25%.

Revenue for the six months ended June 30, 2003 reached $29.0 million, a decrease of $4.7 million or 13.9% compared to the same period last year. This decrease is largely due to a 43% devaluation in the average translation rate of Brazilian *reais* into Canadian dollars relative to the first half of 2002. Offsetting this factor were

increased prices and an increase in cable television subscribers and internet access subscribers. In Brazilian *reais*, revenue for the six months ended June 30, 2003 was R$64.4 million compared to R$52.2 million for the same period last year, an increase of 23%.

Cost of Services

Cost of service was $3.2 million for the three months ended June 30, 2003 compared to $5.1 million for the same period last year, a decrease of 37%. The decrease is largely due to a 33% devaluation in the average translation rate of the Brazilian *reais* into Canadian dollars relative to the second quarter of 2002. Offsetting this factor were increased programming costs due primarily to a larger subscriber base.

Cost of service was $7.4 million for the six months ended June 30, 2003 compared to $10.5 million for the same period last year, a decrease of 29%. The decrease is largely due to a 43% devaluation in the average translation rate of the Brazilian *reais* into Canadian dollars relative to the first half of 2002. Offsetting this factor were increased programming costs due primarily to a larger subscriber base.

Operating, Selling, General and Administrative Expenses

Operating, selling, general and administrative expenses for the three months ended June 30, 2003 were $7.3 million compared to $8.8 million for the same period last year, a decrease of 18%. The decrease is largely due to a 33% devaluation in the average translation rate of the Brazilian *reais* into Canadian dollars relative to the second quarter of 2002.

Operating, selling, general and administrative expenses for the six months ended June 30, 2003 was $13.6 million compared to $17.7 million for the same period last year, a decrease of 23%. The decrease is largely due to a 43% devaluation in the average translation rate of the Brazilian *reais* into Canadian dollars relative to the first half of 2002.

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

EBITDA reached $5.0 million in the second quarter of 2003 up from $2.6 million a year ago. This increase was the result of lower cost of service and operating expenses mainly due to the weaker foreign exchange translation rate of the Brazilian *real.*

EBITDA for the six months ended June 30, 2003 reached $8.0 million, up from $5.5 million relative to the same period last year. This increase was the result of lower operating expenses and cost of service mainly due to the weaker foreign exchange translation rate of the Brazilian *real.*

Depreciation and Amortization

Depreciation and amortization was $4.4 and $7.7 million, respectively, for the three and six months ended June 30, 2003 compared to $6.3 and $12.4 million, respectively, for the same periods last year. The decrease is largely due to the fact that effective as of January 1, 2003, the Corporation changed its method of translation from the temporal method to the current-rate method (see "Change in Functional Currency" above), and such change was applied prospectively with no restatement of prior year's results. As a result of the change in method of translation, depreciation and amortization expense for the three and six months ended June 30, 2003 was translated at the average foreign exchange rate prevailing during the three and six month periods ended June 30, 2003 respectively.

Depreciation and amortization expense for the same period last year was translated using historical foreign exchange rates, being the exchange rates prevailing at the time the non-monetary assets (such as fixed assets, licenses and deferred costs) were acquired.

The average gross fixed and intangible asset balance for the three and six months ended June 30, 2003 was $145.0 million and $145.8 million respectively, whereas for the same periods last year these asset balances were $252.4 million and $250.9 million respectively. The decrease is largely due to the fact that effective as of January 1, 2003, the Corporation changed its method of translation from the temporal method to the current-rate method (see "Change in Functional Currency" above), and such change was applied prospectively with no restatement of prior year's results. As a result of the change in method of translation, fixed and intangible assets as of June 30, 2003 were translated at the exchange rate in effect as at June 30, 2003 whereas for June 30, 2002 such assets were translated at exchange rates in effect at the time the assets were purchased. The reduction reflects the decline in value of the Brazilian *reais* relative to the Canadian dollar between the time the fixed and intangible assets were first acquired and June 30, 2003.

Interest Expense and Income

Interest expense for the three months ended June 30, 2003 was $1.0 million compared to $1.2 million for the same period last year. During the second quarter of 2002, interest was accrued on the put and call option with a Brazilian partner, while in 2003 no such interest was accrued as the option expired in December 2002.

Interest expense for the six months ended June 30, 2003 was $1.8 million compared to $3.0 million for the same period last year. During the first half of 2002, interest was accrued on the put and call option with a Brazilian partner, while in 2003 no such interest was accrued as the option expired in December 2002. The decline in interest expense also reflects lower average indebtedness in 2003 following the purchase by the Corporation from a group of banks of $15.0 million in notes issued by a subsidiary of the Corporation during the first quarter of 2002.

Interest income for the three months ended June 30, 2003 was $0.2 million compared to $0.4 million for the same period last year. The decrease is largely due to lower average cash balances available for short-term investing. During the second quarter of 2003 the average balance for cash and cash equivalents was $11.9 million, whereas for the same period last year the average balance was $17.3 million, a decrease of 31%.

Interest income for the six months ended June 30, 2003 was $0.4million compared to $0.6 million for the same period last year. The decrease is largely due to lower average cash balance available for short-term investing. During the first half of 2003 the average balance for cash and cash equivalents was $10.5 million, whereas for the same period last year the average balance was $25.7 million, a decrease of 59%.

Foreign Exchange Gain (Loss)

Foreign exchange gains for the three and six month periods ended June 30, 2003 amounted to $3.6 million and $4.7 million respectively. These net gains relate primarily to the Canbras Group's US dollar denominated credit facility and US dollar denominated programming payables, offset by exchange losses incurred on some of the Corporation's cash balances which have been invested in US dollar or US dollar-linked instruments. For the second quarter of 2003, the Brazilian *real* appreciated relative to the US dollar from 3.35 to 2.87, an appreciation of 14%. For the first six months of 2003, the Brazilian *real* appreciated relative to the US dollar from 3.53 to 2.87, an appreciation of 19%. Foreign exchange gains for the three month and six month periods ended June 30, 2002 were $4.1 million and $4.4 million respectively. In the second quarter of 2002, when the Canadian dollar was the functional currency, an appreciation in the Canadian dollar relative to the US dollar of 3.8% resulted in a gain on the US dollar denominated debt (see above "Change in Functional Currency"). For the six months ended 2002, the Canadian dollar relative to the US dollar appreciated 4.4% also resulting in a gain on the US dollar denominated debt In addition, during the second quarter and first half of 2002, an appreciation in the US dollar relative to the Brazilian *real* resulted in foreign exchange gains on some of the Corporation's cash balances invested in US dollar linked instruments.

Net Earnings

Net earnings were $3.2 million in the second quarter of 2003, compared to a net loss of $1.1 million in the second quarter of 2002. The improvement was primarily due to higher EBITDA and lower depreciation and amortization expenses as a result of the change in the functional currency of the Corporation's Brazilian subsidiaries.

Net earnings for the six months ended June 30, 2003 were $3.6 million, compared to a net loss of $4.8 million for the same period in the previous year. This improvement is attributable to lower depreciation and amortization expenses as a result of the change in the functional currency of the Corporation's Brazilian subsidiaries and the increased EBITDA. Interest expense was lower in first half of 2003 than in the first half of 2002.

Liquidity and Capital Resources

On May 14, 2003, Canbras' primary subsidiary, Canbras TVA entered into a new *reais*-denominated credit facility with a group of Brazil-based banks, the proceeds of which were used to refinance a portion of Canbras TVA's existing US$18.5 million Floating Rate Note facility due in May 2003, and the balance to be drawn down in May 2004 and used to refinance the remaining portion of the Floating Rate Notes due to financial institutions in May 2004.

The new *reais*-denominated credit facility has a four-year term expiring February 2007, and is subject to monthly amortization of principal and interest as well as certain mandatory prepayment terms, and bears interest at a floating rate equal to 110% of the Brazilian Interbank Certificate of Deposit ("CDI") rate. The new credit facility and the existing Floating Rate Note facility rank pari passu and are secured by a first priority pledge on substantially all assets of Canbras TVA. In addition, Canbras and its partner in Canbras TVA pledged to the lenders under both facilities their capital stock of Canbras TVA.

Canbras believes that the new credit facility, together with the related business plan agreed with Canbras' partner in Canbras TVA, will enable the Canbras Group to continue in operation for 2003 and beyond.

Cash and cash equivalents used during the quarter ended June 30, 2003 was $0.9 million lower versus the same period last year. The decrease is a result of less cash used for discontinued operations and lower capital expenditures offset by a R$4.0 million repayment of a portion of the credit facility and less cash generated by operations.

Cash and cash equivalents generated during the six month period ended June 30, 2003 was $20.4 million higher than the same period last year. The increase was mainly due to the Corporation's purchase from a group of banks in the first quarter of 2002 of $15.0 million of notes issued by a subsidiary of the Corporation, lower capital expenditures in 2003, and less cash used for discontinued operations.

Capital Expenditures

Capital expenditures for the three and six months ended June 30, 2003 were $1.4 million and $2.9 million respectively, compared to $3.4 million and $6.1 million for the same periods last year. The lower level of capital expenditures in 2003 results from Canbras' approval of an operating budget for 2003 that reflects constrained growth and a significant price increase for cable television services. Gross subscriber additions for the second quarter of 2003 were 8,902, down 45% from gross subscriber additions of 16,271 for the same period last year. Gross subscriber additions for the first half of 2003 were 18,314, down 43% from gross subscriber additions of 32,138 for the same period last year. In addition, during the first half of 2003, the Canbras Group sold $0.6 million of materials held for future capital expenditures.

Brazilian Regulatory Agency Proceeding

On May 22, 2003, two of the Brazilian cable television companies in which the Corporation holds an equity interest, 614 TVH Vale S.A. and 614 TVG Guarulhos S.A., received an "oficio" from the Brazilian telecommunications regulatory agency (Agencia Naçional de Telecomunicações ("Anatel"), notifying these companies that a "Procedure for Verification of Breach of Obligations" had been commenced against them relating to the initial

acquisition by Canbras of an equity interest in these companies in 1999. In the event these proceedings were to be adversely determined, Anatel could impose the penalty of revocation of the cable television licenses held by these two companies.

The companies submitted an initial response in such proceedings on May 29, 2003. The Corporation is of the view that no breach of obligations occurred and is supporting these companies in their defense of such proceedings.

Realignment of Ownership Interest in TVH Vale and TVG Guarulhos

Canbras presently holds an economic interest of approximately 79% and 78% in 614 TVH Vale S.A. ("TVH Vale") and 614 TVG Guarulhos S.A. ("TVG Guarulhos"), respectively, including a 49% voting interest in each of such companies. Canbras' Brazilian partner in these two companies, Cia. Tecnica Engenharia Eletrica and one of its wholly-owneed affiliates (together, "Alusa"), presently hold an economic interest of approximately 21% and 22% in TVH Vale and TVG Guarulhos, respectively, including a 51% voting interest in each of such companies. Canbras initially acquired from Alusa in mid 1999 a 62% economic interest in these two companies, including a 49% voting interest, with Alusa retaining a 38% economic interest, including a 51% voting interest.

TVH Vale provides cable television and broadband services in the city of Sao Jose dos Campos in the metropolitan region of Sao Paulo, and TVG Guarulhos provides cable television and broadband services in the city of Guarulhos, where Sao Paulo's international airport is located. As at June 30, 2003, TVH Vale and TVG Guarulhos served an aggregate of approximately 17,500 subscribers representing 9% of the Canbras Group's consolidated subscribers. As previously announced, Canbras is continuing its on-going discussions with its partner in TVH Vale and TVG Guarulhos which might result in a realignment of their respective ownership interests in these two companies. Such realignment could lead the Corporation to record a loss if a transaction is completed.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. These forward-looking statements reflect the current views and/or expectations of Canbras with respect to its performance, business and future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like 'believe', 'anticipate', 'expect', 'will likely result', or words or phrases of similar meaning. Such statements are subject to a number of important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. Whether actual results and developments conform with the Corporation's expectations and predictions are subject to a number of known and unknown risks and uncertainties, including the risk factors described below under "Risk Factors" and the factors set forth in other filings with the Canadian securities commissions. These factors, among others, could cause actual results to differ materially from those expressed in any forward-looking statements.

Canbras disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any divestitures, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced after these statements are made.

In addition to the risk factors discussed below, other factors could cause results or events to differ materially from current expectations. For additional information with respect to such other factors, refer to the Corporation's 2002 Annual Report and Renewal Annual Information Form for the fiscal year ended December 31, 2002, which have been filed by the Corporation with the Canadian securities commissions and are available free of charge on SEDAR (www.sedar.com) and on the Corporation's website (www.canbras.ca).

RISK FACTORS

Impact on Growth

As a result of the Corporation's current cash position, the Canbras Group has approved an operating budget for 2003 that reflects constrained growth and a significant price increase for cable television services. As a result, there is an increased risk of higher subscriber attrition (or "churn") and or a downgrade in the subscriber's programming packages which could result in the loss of future revenue due to subscribers discontinuing service and the inability to recoup any unrecovered costs incurred in acquiring the subscriber. As a result of the adoption of the constrained growth plan and significant price increases, the Corporation is anticipating lower levels of net subscriber growth than in past periods. In the first half of 2003, the Corporation added 13,824 or 43% fewer subscribers than it did in the corresponding period last year.

The Corporation cannot give any assurance that these plans will not have a material adverse effect on its business, financial condition, and results of operations, or the price, if any, that it might be able to realize in a Sale Process (see "Risks Relating to Sale Process" below).

Liquidity

Although Canbras believes that the new credit facility, together with the related business plan agreed with Canbras' partner in Canbras TVA, will enable the Canbras Group to continue in operation for 2003 and beyond, the new credit facility contains certain strict financial and other covenants and obligations which, if not maintained or complied with, would result in an event of default under both the new credit facility and the existing credit facility. Upon an event of default, the lenders under both facilities would be entitled to demand immediate repayment of the entire amounts of the indebtedness outstanding under such facilities. Canbras TVA's ability to comply with all financial and other covenants and obligations contained in its credit facilities is dependent upon the results of its operations which can be significantly impacted by economic, political, competitive and other conditions prevailing in Brazil, and therefore, there can be no assurance that Canbras TVA will be able to comply with all financial and other covenants and obligations contained in its credit facilities.

Risks Relating to Sale Process

With the assistance of its financial advisor, Credit Suisse First Boston Corporation, the Corporation has pursued a process investigating the possibility of a sale of all or substantially all of its assets and businesses in Brazil (the "Sale Process"). At this time, the Corporation's board of directors has not made any final decision as to whether or not it will recommend any sale, and any such decision will depend upon, among other things the outcome of the Sale Process, and whether any agreement with a potential purchaser could be concluded. In addition, if any sale were to be pursued and any sale agreement were to be concluded, the closing of such transaction would be subject to regulatory and other required approvals, including shareholder approvals and could also lead the Corporation to record a loss on disposition.

Exchange Rates

The Corporation reports its consolidated financial statements in Canadian dollars, and its operating companies function in the local currency of Brazil. Some significant liabilities of the Canbras Group now and may in the future be payable in currencies other than the local currency, such as US dollar denominated liabilities incurred for borrowed money under the Floating Rate Note Facility, programming costs and equipment purchases. Accordingly, the Corporation has in the past, and may continue in the future, to experience economic loss and a negative impact on earnings solely as a result of foreign currency exchange rate fluctuations, which include foreign currency devaluations against the US dollar.

Inflation

Inflation has had and may continue to have adverse effects on the economy and securities market of Brazil, and could have adverse effects on the Corporation's operating results and/or the ability of its operating companies to obtain financing at acceptable rates. The operating results of the Corporation may be impacted by inflation which could lead to increased costs of operations that may not be recovered through price increases. Increases in prices may lead to increased subscriber churn and/or a downgrade in subscriber's programming packages.

CANBRAS COMMUNICATIONS CORP.

Consolidated Interim Statements of Operations (Unaudited)

(in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	2003	2002
Revenues				
Cable television	$ 13,119	$ 14,278	$ 24,848	$ 29,440
Internet access	949	914	1,778	1,769
Data transmission and other	1,391	1,301	2,385	2,517
Total revenue	15,459	16,493	29,011	33,726
Cost of services	3,203	5,100	7,438	10,525
Gross margin	12,256	11,393	21,573	23,201
Operating, selling, general and administrative expenses	7,259	8,828	13,594	17,654
Earnings before interest, taxes, depreciation and amortization	4,997	2,565	7,979	5,547
Depreciation and amortization expense (Note 2)	4,399	6,312	7,667	12,383
Operating income (loss)	598	(3,747)	312	(6,836)
Interest expense	(1,049)	(1,168)	(1,790)	(3,012)
Interest income	212	446	370	636
Foreign exchange gain and other	3,551	4,105	4,657	4,441
Earnings (loss) before non-controlling interest	3,312	(364)	3,549	(4,771)
Non-controlling interest	(146)	(736)	(2)	4
Net earnings (loss)	3,166	(1,100)	3,547	(4,767)
Earnings (loss) per share – basic and diluted	$ 0.06	$ (0.02)	$ 0.06	$ (0.09)
Weighted average number of shares outstanding	55,098,071	55,094,208	55,098,071	55,081,318

CANBRAS COMMUNICATIONS CORP.

Consolidated Interim Statements of Deficit (Unaudited)

(in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	2003	2002
Deficit, beginning of period, as previously reported	$ (158,825)	$ (133,680)	$ (159,206)	$ (128,947)
Cumulative effect on prior years of change in accounting policy for foreign currency translation	-	-	-	(1,066)
Transitional goodwill impairment	-	(19,170)	-	(19,170)
Deficit, beginning of period, as restated	(158,825)	(152,850)	(159,206)	(149,183)
Net earnings (loss) for the period	3,166	(1,100)	3,547	(4,767)
Deficit, end of period	$ (155,659)	$ (153,950)	$ (155,659)	$ (153,950)

CANBRAS COMMUNICATIONS CORP.

Consolidated Interim Balance Sheets

(in thousands of Canadian dollars)

	Unaudited As at June 30, 2003	As at December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 11,340	$ 9,627
Accounts receivable	2,362	1,812
Prepaid expenses and other	3,895	3,175
	17,597	14,614
Fixed assets	70,629	111,254
Licenses, net of accumulated amortization	26,188	46,374
Deferred costs	8,816	13,718
	$ 123,230	$ 185,960
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 21,923	$ 19,115
Debt due within one year	2,711	14,593
	24,634	33,708
Long-term debt	19,747	14,578
Other long-term liabilities	720	963
Non-controlling interest (Note 4)	5,758	18,234
	$ 50,859	$ 67,483
Shareholders' equity		
Capital stock	$ 277,683	$ 277,683
Deficit	(155,659)	(159,206)
Foreign currency translation adjustment	(49,653)	-
	72,371	118,477
	$ 123,230	$ 185,960

(See Note 2, Significant Accounting Policies Foreign Currency Translation)

CANBRAS COMMUNICATIONS CORP.

Consolidated Interim Statements of Cash Flows (Unaudited)
(in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	2003	2002
Cash provided by operating activities				
Net earnings (loss)	$ 3,166	$ (1,100)	$ 3,547	$ (4,767)
Items not affecting cash				
Depreciation and amortization	4,399	6,312	7,667	12,383
Non-controlling interest	146	736	2	(4)
Foreign exchange and other	(3,734)	(41)	(4,702)	(340)
	3,977	5,907	6,514	7,272
Changes in non-cash working capital items	(1,499)	(1,889)	411	(688)
	2,478	4,018	6,925	6,584
Cash (used for) provided by financing activities				
(Decrease) increase in long-term debt	(2,345)	730	(2,345)	(15,022)
	(2,345)	730	(2,345)	(15,022)
Cash used in investing activities				
Additions to fixed assets	(1,447)	(3,392)	(2,949)	(6,098)
Additions to deferred costs	(48)	(288)	(110)	(760)
Proceeds from sale of materials held for future capital expenditures	-	-	566	-
	(1,495)	(3,680)	(2,493)	(6,858)
Effect of exchange rate changes on cash and cash equivalents	468	-	302	-
Cash and cash equivalents, (used for) provided by continuing operations	(894)	1,068	2,389	(15,296)
Cash used for discontinued operations (Notes)	(225)	(3,061)	(676)	(3,425)
Cash and cash equivalents, beginning of period	12,459	18,344	9,627	35,072
Cash and cash equivalents, end of period	$ 11,340	$ 16,351	$ 11,340	$ 16,351

All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

1. Description of the business and basis of presentation

Canbras Communications Corp. (the "Corporation" or "CCC"), originally incorporated under the laws of British Columbia on August 7, 1986, was continued under the *Canada Business Corporations Act* effective June 22, 1998.The indirect majority shareholder of CCC during 2001 was Telecom Américas Ltd. ("TAL"), and effective as of February 8, 2002, distributed its 75.6% indirect interest in CCC to Bell Canada International Inc. ("BCI"), which then became the indirect majority shareholder of CCC. CCC, through its subsidiaries (collectively the "Canbras Group") is engaged in the acquisition, development and operation of broadband communication services in Brazil including cable television ("CATV"), Internet access and data services, as well as Internet Service Provider ("ISP") services, in Brazil.

In the opinion of the Corporation, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual audited financial statements, except as noted below in Note 2a) (Foreign currency translation) and 2b) (Segmented information), and contain all adjustments necessary for a fair presentation of the financial position as at June 30, 2003 and the results of operations and cash flows for the three and six months ended June 30, 2003 and 2002, respectively.

The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002 as set out in the 2002 Annual Report of the Corporation, prepared in accordance with generally accepted accounting principles in Canada ("GAAP"). Capitalized terms used herein, and not otherwise defined, have the meanings defined in the 2002 Annual Report of the Corporation.

2. Significant accounting policies

The preparation of financial statements in accordance with Canadian GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the recognition of revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

a) Foreign currency translation

As of January 1, 2003, the Corporation's Brazilian subsidiaries were no longer considered to be integrated operations due to the fact that the day-to-day financing of the subsidiaries' operations had become largely independent of the Corporation and accordingly, the subsidiaries are considered self-sustaining subsidiaries. The Corporation continues to report the financial results in Canadian dollars, but the functional currency of its foreign subsidiaries changed from Canadian dollars to Brazilian *reais*. Accordingly, for accounting and financial reporting purposes the Corporation switched method of translation from the temporal method to the current-rate method. This change in accounting policy was applied prospectively with no restatement of prior year's results. Under the current-rate method, assets and liabilities of the subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenues and expenses are translated at the average exchange rates prevailing during the period. The resulting unrealized gains or losses are accumulated and reported as a foreign currency translation adjustment in shareholders' equity.

The impact of changing the method of translation from the temporal to the current-rate method as of January 1, 2003, was a reduction in the carrying value of fixed assets, licenses, deferred costs and non-controlling interest of $40,818,000, $19,959,000, $4,571,000 and $12,410,000 respectively and as a result, shareholders' equity was reduced by $52,938,000. The reductions reflect the decline in value of the Brazilian *real* relataive to the Canadian dollar since the time the non-monetary assets were first acquired. As fixed assets, licenses and deferred costs are depreciated or amortized over their useful ilves, the reduction in carrying values for these assets has resulted in lower depreciation and amortization charges in 2003. The carrying value of the net assets, as well as the foreign currency translation adjustment in shareholders' equity, will fluctuate each quarter based on the exchange rate in effect at each balance sheet

All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

2. Significant accounting policies (cont'd)

date. As a result of the appreciation in the Brazilian *real* relative to the Canadian dollar in the first half of 2003, $3,285,000 was recorded as an increase to the foreign currency translation adjustment account in shareholders' equity.

b) Segmented information

Effective as of January 1, 2003, the Corporation decided that it operated in only one significant segment: Broadband cable services (including cable television, high speed Internet access and data transmission). As a result, it will no longer consider Internet Service Provider (ISP) a separate reportable segment.

3. Credit Facility

On May 14, 2003, the Corporation's subsidiary, Canbras TVA, entered into a new Reais-denominated credit facility with a group of Brazil-based banks for the purpose of refinancing Canbras TVA's US$18.5 million Floating Rate Note facility.

The new Reais-denominated credit facility, has a four-year term expiring in February, 2007, and is subject to monthly amortization of principal and interest as well as certain mandatory prepayment terms, and bears interest at a floating rate equal to 110% of the Brazilian Interbank Certificate of Deposit ("CDI") rate. The funds are being disbursed in two tranches. The first was disbursed on May 14, 2003 in an amount of BR which was used, together with BR$ 4,000,000 of cash on hand, to repay the Series B Floating Rate Notes in the principal amount of US $9.25 million. The second drawdown will be on May 14, 2004 in an amount sufficient to repay the Series C Floating Rate Notes in the principal amount of US $9.25 million. The new credit facility and the existing Floating Rate Note facility rank pari passu and are secured by a first priority pledge on substantially all assets of Canbras TVA. In addition, Canbras and its partner in Canbras TVA pledged to the lenders under both facilities their capital stock of Canbras TVA. As at June 30, 2003 the amount outstanding under the credit facility amounted to $22,458,000 (US$9,250,000 and BR$ 21,371,000).

4. Put and call options

During the fourth quarter of 2001, the Canbras Group amended the put and call options previously entered into with its Brazilian partner in two of its subsidiaries to purchase, subject to regulatory approval, such partner's equity interests in these two subsidiaries (together the "Vale Properties"). The put and call options were exercisable, until December 2002, with the option price payable in January 2003, for R$ 10,960,000 (equivalent to $7,523,000 as of 12/31/2001) plus interest at the Brazilian interbank deposit rate ("CDI") plus 0.5% monthly from the fourth quarter of 2001 to the payment date. The Corporation accounted for this transaction as an additional acquisition of the Vale Properties resulting in a purchase price of $7,523,000 being allocated to license.

The Brazilian partner's right to require the Canbras Group to purchase such partner's interest in the Vale Properties expired unexercised on December 21, 2002. As a result, $5,956,000 (BR$13,340,000 including accrued interest), previously shown as debt, was reclassified as non-controlling interest on the December 31, 2002 balance sheet. The parties are engaged in on-going discussions with a view to realigning their respective ownership interests in the Vale Properties, and such realignment, depending on final agreements between the parties, if any, could result in a significant loss on disposition. There can be no certainty as to the outcome of such discussions, or the terms of any such realignment of interests.

All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

5. Discontinued operations

The Corporation adopted a formal plan of disposal for its private telephone resale operations conducted by its subsidiary Teleminio Servicos de Telematica Ltda. ("TST") through the winding down of TST's operations by December 31, 2002 (unless earlier sold to a third-party). As a result, the Corporation recorded a provision of $6,021,000 in the year ended December 31, 2001. This provision includes both the write-down of assets and accruals ($4,626,000) and the operating losses expected to be incurred between the date TST's operations were treated as discontinued and the ultimate wind-down date ($1,395,000). Accordingly, the consolidated statements of operations and cash flows exclude the revenues, expenses and cash flows of the discontinued operations. The cash flows for the discontinued operations for the current and prior year are presented as a single line in consolidated statements of cash flows, and are identified as discontinued operations. Effective March 1, 2002, all of the shares of TST were sold to a third party and certain liabilities incurred up to February 28, 2002 were assumed by the Canbras Group.

The net balance of the accrual as of June 30, 2003 represents liabilities and potential contingencies retained by the Corporation in connection with sale of TST and is comprised of the following:

Customer and labor claims	$ 800
Legal fees to administer claims	350
TST bank loans	270
Other contingencies	910
	$ 2,330

The Corporation expects to settle approximately 50% of the total obligation in the next twelve months.

The assumptions and resulting estimates, on which the estimated loss amounts are based, may change with the passage of time and as additional information is obtained. Any changes to the estimates will be recognized as part of the loss on discontinued operations in the period in which such change occurs.

Cash flows used for discontinued operations are as follows:

	Three months ended June 30,		**Six months ended June 30,**	
	2003	**2002**	**2003**	**2002**
Operating activities	**$ (225)**	$ (3,061)	**$ (676)**	$ (3,425)
Cash flows used for discontinued operations	**$ (225)**	$ (3,061)	**$ (676)**	$ (3,425)

6. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in 2003.